Filed Pursuant to Rule 433

Registration Statement No. 333-173827

June 21, 2011

WhiteGlove Health, Inc.

The article attached as Appendix A (the “Article”) was published by Healthleadersmedia.com on June 17, 2011 and references a proposed public offering (the “Offering”) of securities of WhiteGlove Health, Inc. (formerly known as Whiteglove House Call Health, Inc., and referred to in this filing as “we,” “us,” “WhiteGlove” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-173827), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Robert Fabbio, the President and Chief Executive Officer of the Company, or otherwise attributed to the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains several factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared or reviewed by the Company or any other Offering participant prior to publication. Healthleadersmedia.com, the publisher of the article, routinely publishes articles on business, entrepreneurs and the healthcare industry. Healthleadersmedia.com is not affiliated with the Company or any Offering participant, and no payment was made nor was any consideration given to Healthleadersmedia.com by or on behalf of the Company or any other participant in the Offering in connection with the publication of the Article.

You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

With the exception of statements and quotations attributed directly to Robert Fabbio or the Company and not disclaimed below, or derived from the Company’s public filings, the Article represents the author’s or others’ opinions and is not endorsed or adopted by the Company or any other Offering participant. Statements in the Article that are attributed directly to Mr. Fabbio or the Company were not intended and should not be considered as offering material.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•

The Article states that Mr. Fabbio is “already rich from starting a company from nothing and selling it to IBM.” The company referred to is Tivoli Systems, of which Mr. Fabbio was a founder. Tivoli was sold to IBM in 1996, at which point Mr. Fabbio was no longer involved in the management of Tivoli.

•

The Article reports that “[p]atients see registered nurses or nurse practitioners (not physicians) who bring them a care package of fluids, OTC meds and healthy snacks, and provide any needed prescriptions—outside of narcotics—necessary to treat the patient’s illness.” WhiteGlove sends nurse practitioners and phlebotomists, rather than registered nurses, to see its members. WhiteGlove nurse practitioners can provide certain over the counter or generic prescription medications at the time of the visit, or may prescribe either generic or brand name medications depending on the treatment required, which, depending on the member’s condition, may or may not constitute “any needed prescriptions…necessary to treat the …illness.”

•

The Article reports that “the company charges around $400 a year for its service, and $35 per house call.” As of the date of the Article, our published pricing is $420 per year per person for individuals and $300 per year per person for employers for our Mobile Primary Care Membership Service. Furthermore, for our Mobile Chronic Care Membership Service our published pricing is $420 per year per person for one chronic disease, $600 per year per person for two chronic diseases, and $780 per year per person for three or more chronic diseases, for both individuals and employers.

Forward-Looking Statements

Some of the information in this filing may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the preliminary prospectus. The risk factors and other factors noted throughout the preliminary prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	our expectations regarding our revenue, expenses, sales, and operations;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to attract and retain individual, employer and private health insurance provider members;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to establish and maintain intellectual property rights;

•	our ability to manage expansion into new geographic markets;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from the Offering;

•	our ability to successfully identify, manage, and integrate any potential acquisitions; and

•	our anticipated cash needs and our estimates regarding our capital requirements, and our need for additional financing.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

We have filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, WhiteGlove, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co., LLC toll-free at 800-673-6476; Rodman & Renshaw, LLC at 212-430-1710; Kaufman Bros., L.P. at 212-292-8100, or from WhiteGlove’s website at http://www.housecallhealth.com or the website of WR Hambrecht + Co., LLC at http://www.wrhambrecht.com/ind/auctions/openipo/whch/index.html. You can also request more information by sending an email to info@wrhambrecht.com.

APPENDIX A

House Calls 2.0 Come Knocking

Philip Berbeze, for HealthLeaders Media, June 17, 2011

I know what you’re thinking: Is this just another headline designed to get me to click only to find out it has nothing to do with the story? No such deception here. In fact, bringing the house call back to healthcare might be an interesting idea whose time may have come—again.

As you know, long before health insurance, HMOs, capitation and Medicare, much of medicine depended on the house call. It was a simple, all-cash (or barter) business. But gradually, as more employers began to provide healthcare benefits in lieu of raises to their employees, the practice faded away.

Patients no longer had to take much responsibility on the financial side (or personal responsibility side, for that matter) for their care. In many cases, customer service went out of style in healthcare at about the same time. Still, many patients remained satisfied. They made the quick transition to making an appointment and going to see the doc, and the best part was, they never (or rarely) saw a bill.

Those days are long gone now for most people, so the time might be right for the house call to make a comeback. End of history lesson and enter Bob Fabbio.

Fabbio has no reason to jump feet first into healthcare (he’s already rich from starting a company from nothing and selling it to IBM) other than the fact that he was angry that more than half his day was wasted on a 2006 routine trip to his primary care physician’s office.

“I got up to go to doctor, left at 9 a.m., and between all the hassles, I didn’t return until 2:15 p.m.,” he says. “As I was coming down my driveway, I realized the messiest market in the world is healthcare, and wouldn’t it be nice if routine visits could truly be made routine.”

With that in mind, he started WhiteGlove Health in Austin, TX, in 2006. The gist of it is this: the company charges around $400 a year for its service, and $35 per house call. Patients see registered nurses or nurse practitioners (not physicians) who bring with them a care package of fluids, OTC meds and healthy snacks, and provide any needed prescriptions—outside of narcotics—necessary to treat the patient’s illness. It’s available from 8 a.m. to 8 p.m., 365 days a year.

“Patients don’t seem to actually mind about not seeing a physician,” he says. “In many cases in primary care settings, you often will only see nurse practitioner anyway.”

Insurance, as you might guess, is not involved.

Companies, however, are. Many have agreed to pay the yearly membership fee because Fabbio’s proprietary analytics (he is an IT guy, after all) show it’s a good investment. About 46% of the company’s visits are to workplaces—cutting down on absenteeism. In case you might think this is a passing fad, WhiteGlove is rolling out a chronic care service with essentially the same structure, and counts not only individuals as clients, but an impressive number of companies in the markets where it operates—currently Austin, San Antonio, Dallas, Fort Worth, and Houston in Texas and in Boston and Phoenix. It may have added other markets as I’m writing this, but on the horizon for the rest of 2011 are: Tucson, Denver, Columbus, OH, Hartford, CT and Nashville. And, by the way, they’ve filed for an initial public offering to complete the build-out.

The point is not whether White Glove has a good idea or a sustainable business model. The point is that companies like this, whose leaders have little experience with healthcare, aren’t letting that stop them. They’re showing leadership and an innovative spirit, and they just might be horning in on what you’ve considered your territory.

Entrepreneurism is alive and well in healthcare, and it seems as though just about everyone with a big wallet and bigger ideas is bidding that their idea to make healthcare better, faster, and cheaper is knocking on the virtual door to be let into the game.

Why? Lots of people have opinions, but mine is that the rush to create something new in healthcare delivery is finally happening because it’s gotten so expensive that most regular people are finally having to pay for much of it out of their own pockets. That allows entrepreneurs with a good idea to potentially do an end run around the seemingly boundless bureaucracy that in the past has easily encircled and strangled innovation in healthcare. Suddenly, faster, better and cheaper actually matters.

It might be time for you to get on that bandwagon too.